UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: September 30, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

MOBILE INFRASTRUCTURE CORPORATION

(Full Name of Registrant)

 THE PARKING REIT, INC.

(Former Name if Applicable)

250 E. 5th St., Suite 2110

Address of Principal Executive Office

Cincinnati, Ohio 45202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

In connection with the transactions (“Transactions”) consummated pursuant to the Equity Purchase and Contribution Agreement by and among Mobile Infrastructure Corporation, a Maryland corporation (formerly known as The Parking REIT, Inc., the “Company”), and the other parties thereto dated as of January 8, 2021 (the “Purchase Agreement”), the Company’s management team and auditors changed. In particular, the Company replaced its Chairman of the Board, Chief Executive Officer, President and other certain officers. The Audit Committee of the Board of Directors was reconstituted, replaced the Company’s auditors (formerly RBSM LLP, now Deloitte LLP), and replaced its Chair. As a result of the Transaction’s financial and accounting impacts on the Company and its consolidated reporting entities, as well as the Transaction’s accounting and financial reporting requirements, the Company’s Quarterly Report on Form 10-Q could not be filed within the prescribed time period without unreasonable effort or expense.

The Company needs additional time to complete its financial statements and its review of such financial statements with its incoming auditor. The Company is working diligently to complete the Form 10-Q and expects that the financial statements and requisite review will be completed and the Form 10-Q finalized in order to file the report within the 5-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Kevin Bland	(513)	834-5110
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

Management expects that as a result of the accounting and financial reporting impacts of the closing of the Transactions, the Company’s financial and operating results for the quarter ended September 30, 2021 will be significantly different from the results reported for the Company’s quarter ended September 30, 2020. Specifically, the financial results of one entity previously not consolidated with the financial results of the Company will be consolidated with the financial results of the Company for the quarter ended September 30, 2021.

At this time, the Company cannot reasonably estimate the amount of these or other changes because the Company has not fully completed its quarterly closing process nor has its recently engaged independent registered public accounting firm completed the review of the Company’s financial statements.

Disclosures About Forward-Looking Statements.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and such statements are intended to be covered by the safe harbor provided by the same. All statements other than statements of current or historical fact contained in this filing, including statements regarding our future financial position, business strategy, liquidity, cash flows, projected costs, regulatory approvals or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Mobile Infrastructure Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By: /s/ J. Kevin Bland
J. Kevin Bland
Chief Financial Officer